Verona Pharma Initiates Pilot Study with pMDI Ensifentrine in U.S. Patients Hospitalized with COVID-19

LONDON and RALEIGH, N.C., September 8, 2020 – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on respiratory diseases, announces the initiation of a pilot study to investigate the efficacy and safety of ensifentrine delivered via pressurized metered-dose inhaler (“pMDI”) formulation in U.S. patients hospitalized with COVID-19.
The study will evaluate the effect of ensifentrine on key outcomes in patients hospitalized with COVID-19 including facilitation of recovery from the viral infection, clinical status improvement and reduction in supplemental oxygen use and progression to mechanical ventilation.
Ensifentrine is a first-in-class product candidate that combines bronchodilator and anti-inflammatory activities in one compound. Clinical data from studies of ensifentrine in the treatment of other respiratory diseases have shown that ensifentrine improved oxygenation, reduced inflammation in the lungs and enhanced mucus clearance*. Ensifentrine has been well tolerated in clinical trials involving more than 1,300 people to date.
Mike Wells, MD, MSPH, a pulmonologist and Principal Investigator at the University of Alabama at Birmingham, commented: “Therapies are urgently needed to treat patients hospitalized with COVID-19. Ensifentrine has demonstrated impressive effects on improving lung function and symptoms in patients with obstructive lung diseases, along with notable anti-inflammatory effects following inhaled dosing in clinical trials to date. Combined with positive safety results, ensifentrine has the potential to significantly benefit patients suffering from COVID-19.”
David Zaccardelli, Pharm. D., President and CEO of Verona Pharma, said: “The need for effective COVID-19 treatments to reduce the disease burden is clear and we believe ensifentrine, with its novel mechanism of action, could help to improve patient outcomes. If the pilot study is successful, we are committed to progressing ensifentrine as a treatment for COVID-19 and, if approved, increasing supplies to meet public health needs.”
About the study
The randomized, double-blind, parallel group pilot study will evaluate the efficacy and safety of pMDI ensifentrine added on to standard of care treatment in patients with COVID-19 compared to standard of care plus placebo.
•Patient Population: Approximately 45 hospitalized patients  with COVID-19. Single center study at University of Alabama at Birmingham.
•Dose/Duration: Patients will be randomized to receive 2 mg of pMDI ensifentrine or placebo, twice-daily for up to 29 days or until discharge if this occurs before 29 days. The clinical status of all patients will be evaluated at Day 29 and Day 60.
•Primary Endpoint: Proportion of patients recovered from COVID-19 and no longer hospitalized at Day 29.
•Secondary Endpoints: Safety and tolerability, improvements in clinical status, time to recovery, supplemental oxygen use, proportion of patients requiring mechanical ventilation and mortality.
Further information about this study can be found at www.clinicaltrials.gov, NCT04527471.

*Franciosi LG, et al., Lancet Respir Med 2013

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
David Zaccardelli, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

N+1 Singer (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / George Tzimas / Iqra Amin
(Corporate Finance)
Tom Salvesen (Corporate Broking)

Optimum Strategic Communications (European Media and Investor Enquiries)	Tel: +44 (0)203 950 9144 verona@optimumcomms.com
Mary Clark / Eva Haas / Shabnam Bashir

Argot Partners (U.S. Investor Enquiries)	Tel: +1 212-600-1902 verona@argotpartners.com
Kimberly Minarovich / Michael Barron

About Ensifentrine
Ensifentrine (RPL554) is an investigational, first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 (“PDE3” and “PDE4”). This dual inhibition enables it to combine both bronchodilator and anti-inflammatory effects in one compound. Ensifentrine also activates the Cystic Fibrosis Transmembrane Conductance Regulator (“CFTR”), which is beneficial in reducing mucous viscosity and improving mucociliary clearance. Ensifentrine’s mechanism of action has the potential to alleviate respiratory symptoms such as breathlessness and cough and work against inflammation triggered by viruses.
Ensifentrine has demonstrated significant and clinically meaningful improvements in both lung function and symptoms, including breathlessness, in Verona Pharma’s Phase 2 clinical studies in patients with moderate to severe Chronic Obstructive Pulmonary Disease (“COPD”). In addition, nebulized ensifentrine showed further improved lung function and reduced lung volumes in COPD patients taking standard short- and long-acting bronchodilator therapy, including maximum bronchodilator treatment with dual/triple therapy. Ensifentrine has been well tolerated in clinical trials involving more than 1,300 people to date.
About Verona Pharma
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. The Company plans to initiate its Phase 3 clinical program ENHANCE (“Ensifentrine as a Novel inHAled Nebulized COPD thErapy”) later in 2020 for nebulized ensifentrine for COPD maintenance treatment. The Company raised gross proceeds of $200 million through a private placement in July 2020 and expects the funds to support its operations and Phase 3 clinical program into 2023. Two additional formulations of ensifentrine are currently in Phase 2 development for the treatment of COPD: dry powder inhaler (“DPI”) and pressurized metered-dose inhaler (“pMDI”). Ensifentrine also has potential applications in COVID-19, cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com.
Forward-Looking Statements
This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, the development of ensifentrine, the progress and timing of initiation of clinical trials, the goals and design of clinical trials, patient enrolment and study completion, the potential for ensifentrine to be a first-in-class phosphodiesterase 3 and 4 inhibitor and to be the first therapy for the treatment of respiratory diseases to combine bronchodilator and anti-inflammatory effects in one compound, the potential of ensifentrine to significantly benefit patients with COVID-19 and to be safe and well tolerated in those patients, the potential of ensifentrine to alleviate respiratory symptoms such as breathlessness and cough and work against inflammation triggered by viruses, the ability of the Company to progress the development of ensifentrine and to secure supplies of the drug for ongoing development and commercialization, the sufficiency of funds to supports its operations and Phase 3 clinical program into 2023, and the potential of ensifentrine in the treatment of COPD, cystic fibrosis, asthma and other respiratory diseases.
These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts and the completion of our clinical trials; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel; material differences between our “top-line” data and final data; our reliance on third parties, including clinical research organizations, clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; and lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like the novel coronavirus (COVID-19). These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2020, under the caption “Supplemental Risk Factor Disclosures” in our Report on Form 6-K filed with the SEC on April 30, 2020, under the caption “Risk Factors” in our Registration Statement on Form F-1 filed with the SEC on August 17, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.